Exhibit 16.1

September 27, 2007

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for First Republic Preferred Capital Corporation and, under the date of March 15, 2007, we reported on the financial statements of First Republic Preferred Capital Corporation as of and for the years ended December 31, 2006 and 2005. On September 21, 2007, we were dismissed. We have read First Republic Preferred Capital Corporation’s statements included under Item 4.01 of its Form 8-K dated September 21, 2007, and we agree with such statements, except that we are not in a position to agree or disagree with First Republic Preferred Capital Corporation’s statements (i) that the change was recommended by the Audit Committee of the Board of Directors, (ii) that on September 21, 2007, Deloitte & Touche LLP was engaged as the principal accountants, or (iii) in the second and sixth paragraphs.

Very truly yours,

/s/ KPMG LLP